May 10, 2013

Valerie J. Lithotomos
Senior Counsel
Division of Investment Management
Securities Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Eaton Vance Floating-Rate Income Plus Fund
File Numbers 333-187767; 811-22821

Dear Ms. Lithotomos:

Transmitted electronically with this letter for filing pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”), on behalf of Eaton Vance Floating-Rate Income Plus Fund (the “Fund”) is Pre-Effective Amendment No. 1 to the Fund’s initial registration statement on Form N-2 relating to the Fund’s initial issuance of common shares of beneficial interest filed with the Securities and Exchange Commission (“Commission”) on April 5, 2013 (the “Registration Statement”).

Pre-Effective Amendment No. 1 transmitted with this letter contains conformed signature pages, the manually executed originals of which are maintained at the offices of the Fund.

Thank you for your letter transmitting your comments concerning the Registration Statement.  A response to each comment is set forth below.

As an initial matter, as discussed with you via telephone, we note that in Pre-Effective Amendment No. 1, the Fund has revised its investment objective.  The new investment objective is disclosed on the front cover and elsewhere in the prospectus as follows:

The Fund’s investment objective is total return with an emphasis on income.

This replaces the Fund’s prior stated investment objective which was:

The Fund’s investment objective is to provide a high level of current income. The Fund will, as a secondary objective, also seek preservation of capital to the extent consistent with its primary goal of high current income.

Prospectus Cover Page

Comment 1: The Fund’s name contains the word “Plus.”  Please explain what that term is intended to convey.  If the meaning of the term is explained in the prospectus, please specify the location.

Response:                      The Fund will invest at least 80% of its total assets in senior loans.  The Fund also invests up to 20% of its total assets in investments other than senior loans, including (i) loan interests and participations which have (a) a second lien on collateral, (b) no security interest in the collateral, or (c) lower than a senior claim on collateral; (ii) investment- and non-investment-grade corporate debt securities and convertible bonds; (iii) U.S. government and U.S. dollar-denominated foreign government or supranational debt securities; (iv) mortgage-related and other asset-backed securities; (v) municipal securities; (vi) other indexed-, fixed-, variable- and floating-rate income-producing obligations of U.S. and foreign issuers, including emerging market issuers; (vii) dividend-paying common and preferred stocks of domestic and foreign issuers (except common stock received in a bankruptcy proceeding or from a convertible security need not be dividend-paying); and (viii) warrants and equity securities issued by a Borrower or its affiliates as part of a package of investments in the Borrower or its affiliates.  The foregoing is disclosed in the prospectus under “Investment Objective and Policies”.   The word “Plus” is intended to convey the Fund’s investments in addition to senior loans.

Prospectus Summary

Investment Objectives and Policies

Comment 2:                      The Fund “will invest substantial portions of its assets in below investment-grade instruments with speculative characteristics.”  Please disclose that they are commonly described as “junk” bonds.  Please disclose that they are “junk” the first time they are referenced.

Response:                      In response to the Staff’s comment, the first two sentences under “Portfolio contents” on the inside front cover of the prospectus have been replaced with the following:

The Fund will pursue its objective primarily by investing in Senior Loans. Under normal market conditions, the Fund will invest at least 80% of its total assets in Senior Loans of domestic and foreign borrowers that are denominated in U.S. dollars and foreign currencies.  The Fund may invest up to 20% of its total assets in debt obligations other than Senior Loans, common and preferred stocks, and other investments as described below.  The Fund may invest in individual Senior Loans and other investments of any credit quality, including those rated below-investment-grade (commonly referred to as “junk”).

Further, the below “junk bonds” disclosure has been added under “Portfolio contents”:

Below-investment-grade quality debt obligations, including Senior Loans, commonly referred to as “junk bonds” are bonds that are rated below-investment-grade by each of the national rating agencies which cover the security, or, if unrated, are determined to be of comparable quality by Eaton Vance. S&P and Fitch consider debt obligations rated below BBB- to be below-investment-grade and Moody’s considers those rated below Baa3 to be below-investment-grade.

Leverage

Comment 3:                      The Fund intends to use financial leveraging through the issuance of Variable Rate Term Preferred Shares (“VRTP Shares”) and through borrowings and other instruments.  Please disclose that the Fund will comply with all applicable asset coverage restrictions and that the Fund will segregate assets equal to the amounts required by the 1940 Act.  Also, if there are no limits, other than the provisions of the 1940 Act, to the Fund’s use of leverage, please disclose this and any attendant risks.

Response:                      In response to the Staff’s comment, the following disclosure has been added to the first paragraph of the “Leverage” section:

The Fund will be required to maintain certain levels of asset coverage while VRTP Shares and borrowings are outstanding.

With respect to limitations on the Fund’s use of leverage, the Fund does set a limit in addition to those in the provisions of the 1940 Act, and directs the Staff’s attention to the last paragraph in the “Leverage” section of the prospectus summary that states:

The Fund will limit its total economic leverage from the use of derivatives for other than hedging purposes, the issuance of any preferred shares, including the issuance of VRTP Shares, VRTP Shares, and borrowings to 50% of its total assets.

The following will be added to the foregoing paragraph:

In connection with its use of derivatives, the Fund will segregate assets equal to amounts required by the 1940 Act or guidance thereunder.

Comment 4:                      The prospectus states that the Fund “may purchase or sell derivative instruments for investment purposes.”  Please be more specific in the disclosure regarding derivatives, including but not limited to, any percentage limitation on the use of derivatives.  This comment also applies to the section titled “Derivatives risk.”  See Letter from Barry Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management,  to Investment Company Institute, to Kerrie McMillan, “Derivatives-Related Disclosures by Investment Companies” (July 30, 2010).

Response:                      The Fund directs the Staff’s attention to the disclosure under the Section “Investment Objective and Policies,” as set forth below, which states that the Fund may invest without limitation in various derivative instruments.  However, the Fund notes that the Fund will limit its total economic leverage from the use of derivatives for other than hedging purposes, VRTP Shares and borrowings to 50% of its total assets, as discussed under “Leverage” in the prospectus.

Supplementally, the Fund retains broad flexibility to invest opportunistically in a wide variety of derivative instruments.  The specific derivative instruments the Fund intends to invest in on a regular, periodic or from time-to-time basis are set forth in the prospectus.  Risk disclosure related to derivative instruments generally and the specific derivative instruments disclosed in the prospectus have also been detailed.  Furthermore, the Fund notes that it has assessed the accuracy and completeness of its disclosures regarding derivatives, including whether the disclosure is presented in an understandable manner using plain English.  The Fund notes that its disclosure is not standard, generic prospectus disclosure for multiple funds, but has been drafted to reflect the particular nature of the Fund’s investments.  The disclosure in this regard has been tailored to the Fund, and it outlines the strategies for which derivatives will be used to help the Fund achieve its objective and the expected impact of the investment in these derivatives on performance.  In determining the appropriate level of disclosure, the Fund considered the degree of economic exposure the derivatives create in addition to the use of such derivatives in its investment strategy.  The disclosure describes with particularity the anticipated use of certain derivative instruments.

Distributions

Comment 5:                      The prospectus states that the Fund intends to make monthly distributions of net investment income and annual distributions of any net short-term capital gain and any net capital gain.  Please disclose that as a shareholder’s basis in the securities is lowered, it may subject a shareholder to taxes upon the sale of securities, even if the securities are sold at a price lower than the initial purchase price.

Response:                       In response to the Staff’s comment, the following disclosure has been added as the second paragraph of the “Distributions” section:

Distributions of the Fund's short-term capital gains generally will be taxable to Common Shareholders as ordinary income, while distributions of the Fund's net capital gains ("capital gain dividends"), if any, are taxable to shareholders as long-term capital gains, regardless of the length of time shares have been held by Common Shareholders.  Dividends paid to shareholders out of the Fund's current and accumulated earnings and profits, except in the case of capital gain dividends and certain dividends received by individuals, will be taxable as ordinary income. If, for any calendar year, the Fund’s total distributions exceed the Fund’s current and accumulated earnings and profits, the excess will be treated as a tax-free return of capital to each Common Shareholder (up to the amount of the Common Shareholder’s basis in his or her Common Shares) and thereafter as gain from the sale of Common Shares (assuming the Common Shares are held as a capital asset). The amount treated as a tax-free return of capital will reduce the Common Shareholder’s adjusted basis in his or her Common Shares, thereby increasing his or her potential gain or reducing his or her potential loss on the subsequent sale or other disposition of his or her Common Shares.

Special Risk Considerations

Comment 6:                      The prospectus states that the Fund may invest in lower rated investments (junk bonds).  Given that there is a risk of lower rated investments, please disclose earlier in the prospectus the anticipated percentage of investments in junk securities.

Response:                      The Fund does not have a stated  percentage of its assets that will be invested in below-investment-grade investments at any given time.    The Fund currently anticipates that a substantial portion of its assets will be invested in below-investment-grade investments.  In this regard, the Fund directs the Staff’s attention to the disclosure that is included on the inside cover page of the prospectus in the first paragraph under the heading “Portfolio contents” in the Registration Statement and which remains in Pre-Effective Amendment No. 1:

Senior Loans in which the Fund invests typically are of below-investment-grade quality and have below-investment-grade credit ratings, which ratings are associated with investments having high risk and speculative characteristics, including increased risk with respect to paying interest and repaying principal. Because of the protective features of Senior Loans (being both senior in a Borrower’s capital structure and secured by specific collateral), the Adviser believes, based on its experience, that Senior Loans tend to have more favorable loss recovery rates than below-investment-grade obligations which are subordinated and unsecured.

The Fund notes that under normal market conditions, it may not invest more than 20% of its total assets in debt obligations, including Senior Loans, rated Caa1 or lower by Moody’s, or CCC or lower by S&P and Fitch, or comparably rated by another NRSRO or unrated but judged by Eaton Vance to be of comparable quality.  Additionally, the Fund has added the limitation that it is prohibited from investing directly in securities rated C or lower by Moody’s, or D or lower by S&P and Fitch.

Comment 7:                      In the section titled “Anti-takeover provisions,” please briefly disclose how the anti-takeover provisions may limit the ability of other persons or entities to acquire control of the Fund or to change the composition of the Board of Trustees.

Response:                      In response to the Staff’s comment, the following underlined disclosure has been added:

Anti-Takeover Provisions

Pursuant to the Fund’s Declaration of Trust, the Fund Board is divided into three classes of Trustees with each class serving for a three-year term and certain types of transactions require the favorable vote of holders of at least 75% of the outstanding shares of the Fund.  These provisions ~~that~~ could have the effect of limiting the ability of other persons or entities to acquire control of the Fund or to change the composition of its Board.  See “Certain provisions of the Declaration of Trust — Anti-Takeover Provisions in the Declaration of Trust.”

Summary of Fund Expenses

Comment 8:                      The prospectus states that the Fund’s investments in derivatives will be counted towards the satisfaction of the Fund’s 80% policy. Please disclose in the summary that the advisory fee is based on managed assets, and whether the notional value of derivative contracts is included in the fee calculation.  If so, please explain to us how you intend to value derivatives for purposes of the 80% test and whether it is consistent with section 15 of the 1940 Act.

Response:                      Derivative instruments are not included for purposes of determining the Fund’s compliance with the 80% test.  The fact that the Fund’s investment advisory fee is based on its total managed assets is disclosed in the prospectus summary under “Leverage”. For purposes of determining the advisory fee, “total managed assets” of the Fund shall mean total assets of the Fund (including assets acquired with financial leverage), less accrued liabilities other than liabilities attributable to investment leverage including (i) borrowing through a credit facility or the issuance of debt, (ii) the issuance of preferred stock or similar preference securities and/or (iii) any other means, all as determined in accordance with generally accepted accounting principles. The Fund does not intend to include the notional value of derivative instruments for the purpose of determining the Fund’s investment advisory fee, but intends to include their market value for such purpose as determined in accordance with the Fund’s valuation procedures as adopted by the Board of Trustees.

Comment 9:                   In footnote (2), Eaton Vance has agreed to pay a marketing and structuring fee to an, as yet, an undisclosed entity.  Please ensure that the services obtained for the Fund by this fee are fully disclosed in the prospectus.  Please inform the Staff when the agreement will be filed.  Also, please explain how shareholders will be made aware that any additional underwriting compensation will be paid by Eaton Vance.

Response:                      The Fund believes that the services obtained for the Fund by the marketing and structuring fee are fully disclosed in the prospectus.  The marketing and structuring fee agreement(s) are expected be filed with Pre-Effective Amendment No. 2, in advance of the Fund seeking effectiveness.  The Fund believes that the language in footnote (2), and elsewhere in the prospectus, adequately explains to shareholders that Eaton Vance, and not the Fund, will pay any additional underwriting compensation.  The Fund directs the Staff to the disclosure in footnote (2) to the fee and expense table:

Eaton Vance (not the Fund) has agreed to pay a marketing and structuring fee to [  ]. Eaton Vance (not the Fund) also may pay certain qualifying underwriters additional compensation in connection with the offering.

Further, the Fund notes that it will disclose the entities receiving marketing and structuring fees once those arrangements have been finalized and prior to seeking effectiveness.

Comment 10:                 The prospectus shows the Fund’s expenses assuming no leverage.  However, in the section titled “Leverage risk” the prospectus states that the Fund currently intends to issue VRTP Shares shortly after completion of this offering.”  Given that the Fund and Adviser anticipates the use of leverage, please inform the Staff why the fee table shows a section which assumes no leverage.  Please explain why this would be helpful to shareholders and why it would not cause confusion.  Also, please confirm that any VRTP issuance expense that will ultimately be paid by common shareholders is appropriately included in the fee table.

Response:                      The Fund notes that the fee and expense table shows the Fund’s expenses including leverage, as stated on page 17 of the prospectus.  Such leverage includes the issuance of VRTP Shares and borrowings.  The Fund notes that all leverage amounts for purposes of the fee and expense table are populated in Pre-Effective Amendment No. 1.  The Fund notes that it has included footnote (4) to the fee and expense table, which shows the Fund’s fees and expenses assuming no leverage.  We believe this is useful to investors to see the impact of leverage on the Fund’s fees and expenses.

Comment 11:                 Disclosure on page 13 states that the Fund may also invest, subject to the limitations of the 1940 Act, in the securities of other investment companies.  Unless the Fund anticipates that the indirect expenses from such investments will be less than one basis point, please add a caption for acquired fund fees and expenses (“AFFE”).  In the event the AFFE incurred exceeds 0.01% of the average net assets of the Fund, please confirm that these fees and expenses will be included in the fee table.

Response: The Fund currently does not anticipate that the AFFE will exceed 0.01% of the average net assets of the Fund.

Comment 12:                 Footnote (5) states that total assets of the Fund shall mean total assets, including assets acquired with leverage.  Please add to this footnote appropriate disclosure that managed assets includes the issuance of VRTP Shares.  In addition, please inform the Staff whether managed assets also include the notional value of derivative instruments.  Please inform the Staff whether the issuance of VRTP Shares is included in the Fund’s calculation of its advisory fee.  Also, please inform the Staff whether the advisory contract will provide that the notional amount of the derivatives will be included in the calculation of the advisory fee.  We may have further comments.

Response:                      Information about the leverage expected to be employed by the Fund (including VRTP Shares and borrowings) is included in footnote (6) to the table.  The Fund directs the Staff’s attention to the definition of “total managed assets” for the Fund, which includes the issuance of preferred stock or similar preference securities:

“Total managed assets” of the Fund shall mean total assets of the Fund (including assets acquired with financial leverage), less accrued liabilities other than liabilities attributable to investment leverage including (i) borrowing through a credit facility or the issuance of debt,

(ii) the issuance of preferred stock or similar preference securities and/or (iii) any other means, all as determined in accordance with generally accepted accounting principles.

Supplementally, the Fund notes that the Fund’s total managed assets does not include the notional value of derivative instruments.  See previous response to Comment 8.  Additionally, the advisory fee as stated in the investment advisory agreement is based on the Fund’s total managed assets as defined above, which includes the issuance of VRTP shares, but does not include the notional value of derivative instruments.

Comment 13:                                The Fund anticipates issuing VRTP Shares after completion of this offering.  Please disclose the relationship of the preferred shareholders that purchase these shares and the common shareholders, including a discussion of preferences and fee allocations.

Response:                      In response to this comment, the following has been added to footnote (6):

See “Description of capital structure – Preferred Shares” for information about the relative rights and preferences of Common Shareholders and holders of VRTP Shares.

Supplementally, the Fund notes that the disclosure contained in “Description of capital structure – Preferred Shares” and “Risk considerations – Leverage risk” outlines the relationship of the preferred shareholders and the common shareholders, including preference rights and potential impacts of the cost of such VRTP Shares.

Primary Investment Policies

Comment 14:                                The prospectus states that the Fund will limit total economic leverage from the use of derivatives for investment purposes, VRTP Shares and borrowings to 50% of its total assets.  Please clarify this disclosure.

Response:                      In response to the Staff’s comment, the following disclosure has been added to the prospectus:

The Fund will limit its total economic leverage from the use of derivatives for other than hedging purposes, including the issuance of preferred shares, including the issuance of VRTP Shares, and borrowings to 50% of its total assets. The market value of the Fund’s derivative instruments will be used to calculate this limitation.

Effects of Leverage

Comment 15:                The prospectus states that the Fund will add leverage to its portfolio upon the completion of the initial public offering of the Fund’s common shares.  The disclosure does not address whether the Fund will use leveraging only in the short term.  If the Fund intends to use leveraging only in the short term, please disclose this and add why it may not be beneficial to its shareholders.

Response:                      The Fund currently anticipates using leverage for investment purposes over the long-term. Accordingly, no changes have been made to the prospectus in response to this comment.

Distributions

Comment 16:                The prospectus states in this section that the distributions in any year may include a return of capital component.  Please expand this disclosure in this section to explain the consequences of return of capital.

Response:                      The disclosure set forth in response to Comment No. 5 also has been added to “Distributions.”

Anti-Takeover Provisions in the Declaration of Trust

Comment 17:                The prospectus states that the declaration of trust includes certain anti-takeover provisions.  Please disclose that the Fund will not opt in to the control share acquisition provisions of the state statute given that the Staff has taken the position that anti-takeover provisions are inconsistent with section 18(i) of the 1940 Act.  See Boulder Total Return Fund, Inc. no action letter (November 15, 2010).

Response:                      The Fund confirms that its Declaration of Trust does not contain provisions related to control shares.  Such provisions are applicable typically only to investment companies organized as Maryland corporations.  The Fund is a Massachusetts business trust and in this regard the provisions related to anti-takeover measures (including a staggered board election process) are standard provisions that have been included in other Eaton Vance closed-end funds organized as Massachusetts business trust for many years.

General Comments

Comment 18:                  We note that portions of the filing are incomplete.  We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on financial statements and exhibits added in any pre-effective amendments.

Response:                      The Fund understands this comment. All responses to your comments are provided herein and where changes were made to the disclosure they are detailed in the enclosed marked portions of the Pre-Effective Amendment No. 1.

Comment 19:                 Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

Response:                      The Fund has not submitted an exemptive application or no-action request in connection with its Registration Statement and has no current intention to do so.

Comment 20:                 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff to be certain that they have provided all information investors require for an informed decision.  Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response:                      The Fund acknowledges this comment and has taken steps to ensure the accuracy and adequacy of the disclosures that have been made.

Declaration of Effectiveness

In connection with the Fund’s and the underwriter’s request for acceleration of effectiveness of the Registration Statement that will be included in Pre-Effective Amendment No. 2, the Fund will acknowledge in such request that:

1.           Should the Commission or the Staff acting pursuant to delegated authority declare the Registration Statement effective, such action does not foreclose any action by the Commission with respect to the filing;

2.           The action of the Commission or the Staff acting pursuant to delegated authority in declaring the filing effective does not relieve the Fund of responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.           The Fund will not assert the Staff's acceleration of effectiveness of the filing as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws.

Furthermore, the Fund is aware that the Division of Enforcement has access to all information provided to the Staff of the Division of Investment Management in connection with its review of and the Fund’s comments on this and other filings made with respect to the Registration Statement.

*  *  *  *  *

We believe that this submission fully responds to your comments. Please feel free to call me at any time at 617-951-9068.

Sincerely,

/s/ Trayne S. Wheeler
Trayne S. Wheeler

Enclosures

cc:           Frederick S. Marius
Eaton Vance Management
David D. Barr
Eaton Vance Management
Stephanie Rosander
Eaton Vance Management
Mark P. Goshko
K&L Gates LLP